UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

MTR GAMING GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

553769100

(CUSIP Number)

Edson R. Arneault

State Route 2 South

Chester, West Virginia 26034

(304) 387-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 12, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Edson R. Arneault — with respect to one (1) limited partnership and one (1) corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,827,074

	8.	Shared Voting Power

	9.	Sole Dispositive Power 3,827,074

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,827,074

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.39%

14.	Type of Reporting Person (See Instructions) IN

Item 5.	Interest in Securities of the Issuer

(a)           The aggregate percentage of shares reported beneficially owned by Mr. Arneault herein is based on 27,779,435 shares of Common Stock outstanding at November 11, 2003, as reflected in the Form 10-Q of the Issuer for the three months ending September 30, 2003.

(b)           By reason of the provisions of Rule 13d-3 of the Act, Mr. Arneault may be deemed to own beneficially 3,827,074 shares of the Issuer’s Common Stock (the “Securities”), constituting approximately 13.39% of the outstanding shares of Common Stock of the Issuer. Mr. Arneault possesses and exercises voting and investment power over all the Securities. Of these shares of Securities, 19,209 shares are held by Manitou Energy Passive Income Limited Partnership, 199,333 shares are held by Century Energy Management and 300,000 shares underlie options exercisable by Mr. Arneault within sixty (60) days. The purpose of this Amendment is to clarify (i) that 199,333 shares of the Issuer previously allocated to Mr. Arneault’s direct holdings of the Issuer’s stock are in fact held by Century Energy Management, and (ii) that Mr. Arneault is no longer deemed to be the beneficial owner of 30,000 shares of the Issuer held by his son who is no longer a minor.

(c)           The undersigned has not effected any transactions in the Securities in the past 60 days other than the exercise of options to purchase 500,000 shares of MTR common stock at the price of $2.00 per share.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 25, 2004
Date
/s/ Edson R. Arneault
Signature
Edson R. Arneault
Name/Title